Dated June 24, 2025

Filed Pursuant to Rule 433

Registration Statement No. 333-273605

Supplementing the Preliminary Prospectus Supplement Dated

June 24, 2025 and Prospectus Dated August 2, 2023

NNN REIT, INC.

Final Term Sheet

$500,000,000 of 4.600% Notes due 2031

Issuer:	NNN REIT, Inc.

Expected Ratings (Moody’s / S&P):[1]	Baa1 / BBB+

Trade Date:	June 24, 2025

Settlement Date: (T+5):[2]	July 1, 2025

Security Type:	Senior Unsecured Notes

Maturity Date:	February 15, 2031

Principal Amount:	$500,000,000

Benchmark Treasury:	4.000% due May 31, 2030

Benchmark Treasury Price / Yield:	100-19 / 3.866%

Spread to Benchmark Treasury:	+90 basis points

Yield to Maturity:	4.766%

Price to Public:	99.182% of the principal amount, plus accrued and unpaid interest, if any, from July 1, 2025

Coupon (Interest Rate):	4.600%

Interest Payment Dates:	February 15 and August 15 of each year, commencing on February 15, 2026

Optional Redemption Provisions:	Redeemable at a make-whole redemption price prior to January 15, 2031 based on the applicable Treasury Rate plus 0.15%. On or after January 15, 2031, the redemption price will equal 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to the redemption date.

CUSIP / ISIN:	637417 AU0 / US637417AU00

Joint Book-Running Managers:

BofA Securities, Inc.

Wells Fargo Securities, LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Co-Managers:	Raymond James & Associates, Inc. Stifel, Nicolaus & Company, Incorporated

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
[2]

T+5 Settlement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes before the business day before settlement will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement, and should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting BofA Securities, Inc., by telephone: 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; Wells Fargo Securities, LLC, by email wfscustomerservice@wellsfargo.com or by calling toll-free at 1-800-645-3751; PNC Capital Markets LLC, by email at pnccmprospectus@pnc.com or by calling toll-free at 855-881-0697; RBC Capital Markets, LLC, by calling toll-free at 866-375-6829; TD Securities (USA) LLC, by calling toll-free at 1-855-495-9846; or U.S. Bancorp Investments, Inc., by calling toll-free at 1-877-558-2607.